Exhibit 23.4

W.D. VON GONTEN & CO.

January 28, 2014

Contango Oil & Gas Company

717 Texas Avenue Suite 2900

Houston, Texas 77002

Re:	Contango Oil and Gas Company, Registration Statement on Form S-3

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and to the use of its report regarding Contango Oil & Gas Company’s Proved Reserves anf Future Net Revenue associated with its 37% ownership interest in Exaro Energy III LLC, in Contango’s Registration Statement on Form S-3.

W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Very truly yours,

W.D. VON GONTEN & CO.

/s/ W.D. Von Gonten, Jr.
Name:	William D. Von Gonten, Jr., P.E.
TX#73244
Title:	President